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FORM X-17A-5
PART III

SEC FILE NUMBER
8-69295

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CommunityAmerica Financial Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9777 Ridge Drive, Suite 360
(No. and Street)

Lenexa (City) KS (State) 66219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Haggerty, 913-905-8116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut Street, Suite 1700 (Address) Kansas City (City) MO (State) 64106-2246 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Haggerty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CommunityAmerica Financial Solutions, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DEBORAH SELBY
Notary Public - State of Kansas
My Appt. Expires 12/2/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CommunityAmerica Financial Solutions, LLC

Financial Statements

Year Ended December 31, 2019

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission Simultaneously herewith as a PUBLIC document.

CommunityAmerica Financial Solutions, LLC

Table of Contents

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
CommunityAmerica CUSO One, LLC
Lenexa, Kansas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CommunityAmerica Financial Solutions, LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BKD, LLP

We have served as the Company's auditor since 2018.

Kansas City, Missouri
February 28, 2020

PRAXITY
Empowering Business Globally

CommunityAmerica Financial Solutions, LLC

Statement of Financial Condition

December 31, 2019

ASSETS

Cash	$	1,093,876
Receivables:		
Commissions		370,732
Advisory fees		203,538
Other receivables		63,590
Total receivables		637,860
Prepaid expenses		97,604
Fixed assets, net		60,278
Operating lease right-of-use assets		344,699
Total Assets	$	2,234,317

LIABILITIES AND EQUITY

Commissions payable	$	86,088
Accounts payable		361,303
Accrued expenses		636,393
Operating lease liabilities		344,699
Total liabilities		1,428,483
Member's equity		5,175,000
Retained deficit		(4,369,166)
Total member's equity		805,834
Total liabilities and member's equity	$	2,234,317

See accompanying notes to financial statements

CommunityAmerica Financial Solutions, LLC

Notes to Financial Statements

December 31, 2019

(1) Nature of Organization

CommunityAmerica Financial Solutions, LLC (Company) is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the SEC. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company was formed for the purpose of providing investment services, including sales of equities, corporate debt, mutual funds, U.S. government and municipal securities. The Company is also engaged in sales of life insurance and annuities, brokered certificate of deposits and financial planning and advisory services.

The Company is a subsidiary of CommunityAmerica CUSO One, LLC (CUSO One), a subsidiary of CommunityAmerica Credit Union (CACU), a state charted natural person credit union, and the ultimate parent of the Company. The Company derives the majority of revenue from referrals and relationships with CACU as the majority of the Company's customers are also members of CACU. Therefore, a change in ownership, operating structure, or membership of CACU could have a significant adverse impact on the Company's operations.

The Company clears transactions for its customers on a fully-disclosed basis with Apex Clearing Corporation. Clearing agents carry all customer accounts and maintain the related records. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule.

(2) Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to accounting principles generally accepted in the United States (GAAP) and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - The Company, at times, maintains cash deposits in excess of federally insured limits. At December 31, 2019, the Company's uninsured cash balances totaled $554,304. Management monitors the soundness of these financial institutions and believes the Company's risk is negligible.

As of December 31, 2019, the Company held cash deposits at CACU totaling $544,118.

Revenue Recognition – The Company receives revenue from commissions earned on transactions in mutual funds and variable and fixed annuity financial products. Commissions from mutual funds and variable and fixed annuity products represent upfront transaction fees, as well as trailing commissions that are based on the average outstanding customer balances.

The Company also executes bond and equity security transactions on the behalf of its customers. Securities transactions, executed on a fully-disclosed basis by the Company's clearing broker-dealer, are recorded on a settlement-date basis, generally within three business days after trade date, with related

commission revenue recorded on a trade-date basis. The Company's clearing broker-dealer promptly forwards securities upon receipt and settles cash when the securities are delivered.

Advisory fee income represents fees charged to customers for which the Company performs investment advisory services. Fees are based on a percentage of the asset portfolio size for which the advisory services are provided, therefore, significant changes in the fair value of the respective portfolio could have a significant impact on the fees earned in future periods.

Internally Developed Software - Costs that are related to the conceptual formulation and design of internally developed software are expensed as incurred. Costs that are incurred to produce the finished product after technological feasibility has been established are capitalized and will be amortized on a straight-line basis over the software's useful life. Costs to support or service internally developed software, after the point technological feasibility has been reached, will be expensed as incurred. During 2019, the Company capitalized $42,800 related to software with an estimated service life of five years. During September 2019, CUSO One purchased, in its entirety, the internally developed software from CAFS at a cost of $771,734, which was equal to the book value at the date of the transactions. Beginning September 2019,CAFS is leasing the software on a monthly basis at the cost of $20,000 per month.

Income Taxes - The Company is treated for tax purposes substantially as a partnership and, accordingly, is not subject to federal or state income taxes. At December 31, 2019, the Company believes it has retained its' non-taxable status, and therefore does not have any uncertain tax positions which did not meet the more likely than not measurement threshold. The current and prior two tax years remain subject to examination by U.S. federal and most state tax authorities.

Recent Accounting Pronouncements - In February 2016, the FASB issued ASU No. 2016-02, *"Leases" (Topic 842)* (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-to-use (ROU) asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under previous U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases is substantially similar to the classification criteria for distinguishing between capital leases and operating leases under previous U.S. GAAP. The company has adopted the package of practical expedients, the lease component expedient as well as the disclosure expedient. Additionally, for leases with a remaining term of 12 months or less, an election was made not to recognize lease assets and lease liabilities. The Company adopted the new accounting standard as of January 1, 2019, and a lease liability and ROU asset of $160,938 were recognized, based on the present value of the remaining minimum and expected future rental payments under existing operating leases. An additional lease agreement was entered into during June 2019, that added an additional $253,291 to the lease liability and ROU asset.

(3) Related Party Transactions

The Company operations are highly dependent on its relationship with CACU, the parent. Substantially all revenues are earned from referrals of CACU's members to the Company and certain expenses result directly from agreements with CACU. The Company has an expense sharing agreement with CACU that provides for the reimbursement of certain expenses incurred by CACU that are allocable to, and therefore, paid by the Company, including accounting, human resources, technology and general overhead expenses. During the year ended December 31, 2019, $292,714 of expenses have been incurred by the Company related to the expense sharing agreement, which are included in the statement of operations as

management and allocated overhead. A net payable to CACU with a balance of $18,115, is included in accounts payable on the statement of financial condition as of December 31, 2019.

The Company has an expense sharing agreement with CUSO One that provides for the reimbursement of certain expenses incurred by CUSO One that are allocable to, and therefore, paid by the Company, related to technology and overhead expenses. During the year ended December 31, 2019, $359,908 of expenses have been incurred by the Company related to the expense sharing agreement, which are included in the statement of operations as management and allocated overhead. Beginning September 2019, CAFS is leasing the use of internally developed software from CUSO One on a monthly basis, resulting in expense of $80,000 during the year ended December 31, 2019, also included in management and allocated overhead. A net payable to CUSO One with a balance of $10,250, is included in accounts payable on the statement of financial condition as of December 31, 2019.

The Company has sustained operating losses and negative operating cash flows during the current period and in previous periods. Management recognizes that the Company is reliant on its parent to provide continued financial support. Furthermore, CUSO One, as the parent and sole member of CAFS, is committed to funding the organization as the need arises. The parent made capital contributions of $1,075,000 during the year. The Board of CUSO One has authorized further capital infusions for CAFS to continue operations through March 2, 2021.

The Company leases space from CACU on an annual basis at a fixed rate cost per occupied square foot as set forth in the expense sharing agreement ($99,949 in aggregate during 2019). The lease is renewed annually and lease expense may change based on the occupied square footage. Lease expense is included in lease expense in the statement of operations.

Other relationships include deposits of cash with CACU and participation in a retirement plan sponsored by CACU, as described below. In addition, registered representatives of CAFS are occasionally advanced commissions in the form of a draw, which is repaid through earned income in subsequent months. At December 31, 2019, there were no employee draws outstanding.

The Company has an agreement in place with United Nations Federal Credit Union (UNFCU) and UNFCU Advisors, LLC ("UNFCUA") to offer investment products and services to UNFCU members. UNFCU Investment Advisor Representatives are dually registered with CAFS and UNFCUA and operate under an outside business activity arrangement for the investment advisory services conducted through UNFCUA. During 2019, CAFS recognized revenue and related expenses of $1,997,483 and $1,762,794, respectively, related to UNFCU and UNFCUA.

(4) Notes Receivable

The Company may extend loans to its financial advisor employees as a recruiting tool during the hiring process. The notes are structured in the form of retention loans, and include terms such as; unsecured, non-interest-bearing, and interest bearing loans (between 5 and 13%) and various terms which allow for forgiveness of the outstanding balances if certain service or performance conditions are achieved by the financial advisors.

During 2019, the Company did not recognize compensation expense related to retention notes. As of December 31, 2019, the Company had no outstanding notes from employees.

(5) Retirement Plan

Employees participate in a qualified, defined contribution retirement plan sponsored by CACU. An employee is eligible for the plan upon hire and must work at least 1,000 hours per year. Contributions to the plan are funded by employee contributions with the Company matching 100% of the employee's contribution on the first 6% of the employee's contribution. The Company may also make a discretionary employer contribution. Contributions to the plan during 2019 totaled $193,703 and are included in

employee compensation and benefits in the accompanying statement of operations. Accrued contributions of $86,145 as of December 31, 2019 are included accrued expenses in the statement of financial condition.

(6) Leases

The Company primarily has operating leases for office space. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term for those arrangements where there is an identified asset and the contract conveys the right to control its use. The Company uses its incremental borrowing rate based on the remaining lease term to determine the present value of future lease payments. As of December 31, 2019, both the ROU asset and lease liability recognized on the Company's balance sheet totaled $344,699. For leases with a remaining term of 12 months or less, an election was made not to recognize a ROU asset or lease liability for all asset classes, and to recognize lease expense for these leases on a straight-line bases over the lease term. The total lease cost for 2019 was $187,540 and included variable lease expense for common area maintenance charges, leases that have terms of less than 12 months (short-term leases), and lease expense paid to CACU (intercompany lease expense), described further in Note 4.

Other information related to lease liabilities recognized as of and for the year ended December 31, 2019 consisted of the following:

Weighted average remaining lease term (years)		3.85
Weighted average discount rate		2.12%
Cash paid for amounts included in the measurment of lease liabilities	$	70,527
Right-of-use assets obtained in exchange for new operating lease liabilities	$	253,291

The components of lease expense as of December 31,2019 were as follows:

Operating lease costs	$	73,015
Variable lease costs		4,576
Intercompany lease costs		99,949
Short-term lease cost		10,000
Total lease expense	$	187,540

Maturities of lease liabilities as of December 31, 2019 are as follows:

2020	$	109,549
2021		101,509
2022		52,415
2023		53,463
2024		40,719
Total lease payments		357,655
Less: Interest		(12,956)
Present value of lease liabilities	$	344,699

(7) Commitments and Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Current Economic Conditions

Changing economic and financial market conditions could adversely affect the Company's results of operations in future periods. The accompanying financial statements have been prepared using values and information currently available to the Company.

Concentrations, Credit Risk and Off Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company does not open or establish accounts on behalf of its customer and does not clear its own securities and futures transactions. The Company routes customer orders to trading centers (e.g. a national securities exchange), and each order message includes the customer clearing account number and clearing broker information. When a trading center executes a customer order, the trading center electronically sends the transaction directly to the clearing firm where it is booked to the customer clearing account in real time. Upon booking, the Company is relieved of any credit risk. As such, any risk associated with concentration of credit is mitigated by the clearing broker's obligation to comply with rules and regulations of the SEC.

(8) Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as broker-dealers, against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. The basic method requires minimum net capital to be the greater of $50,000 or 6 2/3% of aggregate indebtedness. Employee advances, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule of other regulatory bodies.

At December 31, 2019, the Company had net regulatory capital of $635,564, which was $563,312 in excess of the required net capital of $72,252. Also, the ratio of aggregate indebtedness to net regulatory capital for the Company is not permitted to exceed 15 to 1. As of December 31, 2019 the ratio of aggregate indebtedness to net capital for the Company was 1.71 to 1.

(10) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2020, noting none.